Exhibit 99.2
Management’s discussion and analysis of financial conditions and results of operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim condensed consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025.
Our interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.
Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2025 and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results, and cash usage;
•our plans regarding further development of our SOPHiA DDM Platform and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;
•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;

•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products, and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of our Annual Form 20-F for the year ended December 31, 2025, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform, SOPHiA DDMTM, standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data, and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze next generation sequencing (“NGS”) data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories, and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism, and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics, having performed over 2.5 million genomic analysis since SOPHiA was founded.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model. Our customers typically purchase “bundles” which include the DNA enrichment solutions and other wet lab supplies used in the NGS process. These “bundles” include the charge for the related analysis that is done on our platform. The latter is typically referred to as the dry lab portion of NGS. Some clients use their own wet lab supplies and only access our platform for the data analysis, which is also on a pay-per-use model. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solutions and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. As of June 30, 2026, our direct sales team consisted of more than 101 field-based commercial representatives.
Recent Developments
Continued Focus on Strategic Partnerships and Transactions
We are continually developing strategic relationships and engaging in strategic transactions across the healthcare ecosystem with companies who also provide products and services to our customers.

In January 2026, we announced a strategic collaboration with The University of Texas MD Anderson Cancer Center to accelerate data-driven cancer care through new tools that can accurately analyze, interpret and translate diagnostic results into clinical practice. As part of the collaboration, MD Anderson and SOPHiA GENETICS are launching a series of research and development programs and co-developing an advanced next-generation sequencing oncology test. The new co-developed test aims to translate complex multimodal data into actionable insights with greater speed and scale. MD Anderson researchers will utilize our AI technologies to create bioinformatics pipelines that enable clinicians to rapidly interpret complex RNA-sequencing data to guide diagnosis and treatment for patients with cancer.

In May 2026 we announced a collaboration with Synnovis, one of England’s leading pathology providers, to bring liquid biopsy testing to lung and breast cancer patients across the U.K. as part of NHS England’s ‘revolutionary blood test-first’ program. Synnovis, a major provider for England’s South East Genomic Medicine Service, worked with SOPHiA GENETICS to launch the liquid biopsy test MSK-ACCESS® powered with SOPHiA DDM. This innovative test, originally developed by Memorial Sloan Kettering Cancer Center in New York, detects actionable genomic alterations from a single blood draw and leverages state-of-the-art Ai to analyze circulating tumor DNA (ctDNA) in a minimally invasive manner. The new blood-based test offered by Synnovis can help fast-track cancer patients to receive targeted therapy up to two weeks earlier, while helping some avoid further tests and invasive treatments such as chemotherapy. Following the successful pilot program, Synnovis is already supporting approximately several hundred patients per month with ctDNA liquid biopsy testing.

In June 2026 we announced a Memorandum of Understanding (MOU) with Memorial Sloan Kettering Cancer Center (MSK) relating to the formation of a joint venture between the two institutions. The joint venture aims to build upon the strength of MSK innovation in clinical diagnostics and SOPHiA GENETICS’s Ai platform to potentially discover, develop, and deploy a new generation of precision oncology to patients around the world. The MOU envisions a precision medicine hub that would combine MSK's clinical data and expertise with our Ai platform to unlock a new approach to multimodal precision oncology.

For patients, the proposed precision medicine hub will act as an incubation studio for the discoveries of tomorrow, equipped with a deployment platform to quickly deliver new capabilities to patients worldwide. The hub could move new discoveries from bench to clinical care faster than traditional models, expanding access to MSK’s oncology intelligence for patients across the globe. For biopharma partners, the hub could provide dedicated infrastructure for next-generation companion diagnostics, clinical algorithm development, and evidence generation. The two institutions have a history of successful collaboration. Through previous license agreements involving MSK assays such as MSK-IMPACT® and MSK-ACCESS®, SOPHiA GENETICS has brought MSK diagnostics innovation to hospitals, labs, and patients in 35 countries across the globe using its platform SOPHiA DDM.

Guardant Health Litigation

Guardant filed suit against us in the U.K. in July 2025, and in the EU at the Unified Patent Court in Paris in August 2025, alleging that our MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. On January 23, 2026, the UPC Paris Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of €400,000. The UPC rejected Guardant's application under three asserted patents (EP 3591073, EP 3443066, and EP 3766986), and Guardant withdrew its request regarding a fourth patent (EP 3470533).

On February 9, 2026, Guardant filed an appeal challenging the UPC's finding that EP 3443066 was more likely than not invalid. On February 17, 2026, the UPC Paris Local Division issued a procedural order setting a payment deadline of March 10, 2026, for Guardant to pay the €400,000 interim costs award. On February 18, 2026, the Court of Appeal rejected Guardant's application for suspensive effect of the interim costs award and refused to reduce the €400,000 amount. We received payment in March 2026.

Separately, on February 12, 2026, we filed an Application for a cost decision under Rules 150 and 151 of the Rules of Procedure at the Court of First Instance, seeking costs exceeding €600,000 incurred during the first instance proceedings which was received in March 2026 and a further €200,000 was received in April 2026. That costs award remains subject to an appeal by Guardant.

On July 2, 2026, the UPC Court of Appeal issued its final order rejecting Guardant’s appeal. The Court confirmed that no provisional injunction will be issued and that we may continue to commercialize MSK-ACCESS. The Court of Appeal also reduced the first instance interim costs award from €400,000 to €300,000; as the underlying costs order remains under appeal, no amounts are currently repayable by us. In addition, the Court ordered Guardant to pay us an interim costs award of €100,000 for the appeal proceedings within two weeks of the order, and both parties are entitled to a partial court fee refund of €37,900. We intend to file a further costs application in respect of costs incurred in the appeal proceedings.
The Court of Appeal dismissed Guardant’s appeal on the ground of lack of urgency, without resolving the remaining questions of infringement and validity. Should Guardant commence main (merits) proceedings, those proceedings would be treated as entirely new proceedings in which we would have full freedom to advance all available defenses, including non-infringement and invalidity, together with any new evidence or arguments.

In the U.K. proceedings, Guardant’s claim was initially based on EP 3470533, EP 3443066, EP 3766986 and GB 2616725. Guardant discontinued its infringement claims relating to EP 3470533 in March 2026 and subsequently amended its Particulars of Claim to introduce EP 3842551 into the case. EP 3842551 had been revoked by the EPO Opposition Division prior to its introduction into the UK proceedings, though that revocation is not yet final pending any appeal. We filed Re-Amended Grounds of Invalidity and a Re-Amended Defense and Counterclaim in May 2026. The U.K. proceedings remain pending, with trial preparation ongoing.

We continue to vigorously defend ourselves against these claims. These pending cases resulted in higher legal expenses in the three and six months ended June 30, 2026 of $1.1 million and $1.8 million, respectively, net of reimbursements, and we could incur further costs and divert the attention of our management and technical personnel in defending ourselves against these claims. Furthermore, Guardant may in the future be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, market or sell products or services in certain jurisdictions, such as the U.K. and EU. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our business, financial condition or results of operations. We are, and we may in the future be, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.

SEC Definition of FPI

In June 2025, the U.S. Securities and Exchange Commission (“SEC”) issued a request for public comment on whether the definition of a Foreign Private Issuer (“FPI”) should be amended. The comment period was open for 90 days and closed in early September 2025.

The SEC’s request for comment outlines several potential changes to the FPI definition. These include, among other things, a possible requirement that FPIs be listed on a securities exchange in their home jurisdiction. While SOPHiA GENETICS is headquartered in Rolle, Switzerland, we are not currently listed on a Swiss or European exchange. The SEC has also raised the possibility of implementing a foreign trading volume requirement, which may not be within our control.

Additionally, the SEC discussed the potential for a mutual recognition framework based on international cooperation agreements. However, there is no assurance that such an approach will be adopted or that Switzerland would qualify under any mutual recognition criteria.

In July 2026, the SEC added the definition of an FPI to its 2026 Unified Agenda of Regulatory and Deregulatory Actions which demonstrates an advancement from concept to proposed rule. At this time, the outcome of the SEC’s review is uncertain with no proposed changes at this time. Any changes to the FPI definition could impact our status and result in additional compliance obligations or costs, including the potential need to seek listings on additional exchanges. We are actively monitoring developments in this area and will assess and respond to any changes that may affect our FPI status.

Key Operating Performance Indicators
We regularly monitor a number of key operating performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends, and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key operating performance indicators primarily focus on metrics related to our SOPHiA DDM Platform metrics, as platform revenue comprises the majority of our revenues.
As used in this section, the term “customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA DDM Platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume, and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform as well as our Pharma Services customers.
We are continually refining our KPIs, as our business continues to evolve and we make revisions to our methodologies to calculate our key performance indicators.

Platform Analysis Volume
The following table shows platform analysis volume for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
SOPHiA DDM Platform analysis volume*	115,432	94,562	223,008	187,570
*The figures in the table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.

Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used, and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.

Analysis volume increased to 115,432 from 94,562 and 223,008 from 187,570 for the three and six months ended June 30, 2026, representing year-over-year growth of 22% and 19% for the three and six months ended June 30, 2026, respectively. This increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, primarily related to strong volume growth in EMEA and NORAM. Hematological Oncology and Hereditary Cancer applications were the primary drivers of the increased volume. We typically increase prices annually or as necessary throughout the year as contracts renew. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2026.

Total Core Genomics Customers

The following table shows the number of Core Genomics Customers as of June 30, 2026 and 2025:

	As of June 30,
	2026	2025
Core Genomics Customers	542	490
We track the number of our Core Genomics Customers, defined as the number of customers who performed revenue generating analyses on our SOPHiA DDM Platform during the last twelve months as a key measure of our ability to generate recurring revenue from our install base. We exclude from this number any customers who do not utilize our SOPHiA DDM Platform through either dry lab access or a bundle sale, such as customers who only use integrated access, Alamut and our Biopharma customers.
This number also excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us but have not yet completed any revenue generating analyses, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform. During 2025 we refined our definition of Core Genomic Customers to align our treatment of discrete customers within a larger entity with our new customer acquisition strategy. The impact on the 2025 customer count definition change was less than 1%.

Core Genomics Customers increased to 542 as of June 30, 2026 from 490 as of June 30, 2025. The increase was primarily attributable to our continued customer acquisition momentum by our commercial team over the course of the intervening period net of churn.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of June 30, 2026 and 2025:

	As of June 30,
	2026	2025
Net dollar retention (NDR)	117%	107%

We track net dollar retention for our SOPHiA DDM Platform, Alamut and recurring services, including revenue from dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated through our “land and expand” strategy net of revenue churn, which we define as the revenues we have lost from customers who access our platform and have not generated revenue over the past twelve months in that period. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from fiscal period end. Next, we define a measurement cohort consisting of customers who have generated recurring revenue during the first 12 months of the measurement period. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. For customers that did not contribute a full year of revenue in the base period, their revenue is annualized to provide a more representative baseline. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year. Integrated accounts are included in NDR because they generate recurring revenue, even if they do not meet the criteria for customer count. During 2025 we refined our net dollar retention by aligning our customer cohorts with the core genomic customer counts, annualizing revenue for customers that did not contribute a full year of revenue in the base period, incorporating revenue generated from Alamut and recurring services and our calculation of revenue churn by utilizing actual revenue for the trailing 12 months rather than annualized revenues. The impact on the 2025 NDR amount as a result of the definition change was less than 2%.
Net dollar retention increased to 117% as of June 30, 2026 compared to 107% as of June 30, 2025. The year-over-year increase in revenue growth momentum is attributable to growth in platform usage across our existing customer base as well as higher average selling prices of our products. The annualized churn rate was 0.4%, which was lower than 2025 as a result of improved retention and the relative size of lost customers.

Components of Results of Operations
For a discussion of our components of results of operations, see the “Operating and Financial Review and Prospects—Operating Results—Components of Results of Operations” section of our Annual Report on Form 20-F for the year ended December 31, 2025.

Results of Operations
Comparison of the Three Months Ended June 30, 2026 and 2025

The following table summarizes our results of operations:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Revenue	$23,310	$18,323	$4,987	27%
Cost of revenue	(8,249)	(6,053)	(2,196)	36%
Gross profit	15,061	12,270	2,791	23%
Research and development costs	(8,731)	(8,493)	(238)	3%
Selling and marketing costs	(11,186)	(10,034)	(1,152)	11%
General and administrative costs	(15,202)	(12,301)	(2,901)	24%
Other operating income, net	5	66	(61)	(92)%
Operating loss	(20,053)	(18,492)	(1,561)	8%
Interest income	231	419	(188)	(45)%
Interest expense	(1,620)	(559)	(1,061)	190%
Fair value adjustments on warrant obligations	(317)	58	(375)	(647)%
Foreign exchange losses, net	(519)	(3,078)	2,559	(83)%
Loss before income taxes	(22,278)	(21,652)	(626)	3%
Income tax expense	(78)	(762)	684	(90)%
Loss for the period	$(22,356)	$(22,414)	$58	—%

Revenue
The following table presents revenue by stream:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
SOPHiA DDM Platform	$22,505	$17,880	$4,625	26%
Workflow equipment and services	805	443	362	82%
Total revenue	$23,310	$18,323	$4,987	27%

Revenue was $23.3 million for the three months ended June 30, 2026, compared to $18.3 million for the three months ended June 30, 2025. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, as well as a foreign exchange benefit of $0.5 million related to favorable movements in exchange rates between key transactional currencies, particularly the Euro, and our presentation currency, the U.S. dollar as they impact our conversion of foreign currency revenue into US dollars. SOPHiA DDM Platform revenue was $22.5 million for the three months ended June 30, 2026 as compared to $17.9 million for the three months ended June 30, 2025. This increase was primarily attributable to an increase in analysis volume, particularly across our Oncology application portfolio driven by growth in our HemOnc, Hereditary and rare disease applications as well as BioPharma growth. The increase in analysis volume was primarily related to strong volume growth in EMEA and NORAM. Workflow equipment and services revenue was $0.8 million and $0.4 million for the three months ended June 30, 2026 and 2025. This increase was primarily attributable to an increase in workflow automation equipment installations.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Cost of revenue	$(8,249)	$(6,053)	$(2,196)	36%
Gross profit	$15,061	$12,270	$2,791	23%
Gross margin	65%	67%

Cost of revenue was $8.2 million for the three months ended June 30, 2026 as compared to $6.1 million for the three months ended June 30, 2025. The increase was primarily driven by a $0.8 million increase in maintenance, customer support and BioPharma costs as a result of revenue growth, a $0.8 million increase in material costs associated with higher volumes, and a $0.4 million increase in amortization of capitalized development costs from software development projects that were put into service in the past years. Gross profit margin decreased slightly at 65% for the three months ended June 30, 2026 as compared to 67% for the three months ended June 30, 2025. The decrease is largely the result of growth in our BioPharma customers as well as services, both of which typically carry lower gross margins than our clinical genomics solutions.

Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Research and development costs	$(8,731)	$(8,493)	$(238)	3%
Selling and marketing costs	(11,186)	(10,034)	(1,152)	11%
General and administrative costs	(15,202)	(12,301)	(2,901)	24%
Other operating income, net	5	66	(61)	(92)%
Total operating expenses	$(35,114)	$(30,762)	$(4,352)	14%

Research and Development Costs
Research and development costs were $8.7 million for the three months ended June 30, 2026 as compared to $8.5 million for the three months ended June 30, 2025. The increase was primarily driven by a $0.6 million increase in employee-related expenses, including share-based compensation. This increase includes $0.3 million in restructuring costs and $0.2 million in foreign exchange impact on salary expense as the majority of our R&D team is based in Switzerland. Additionally, there was a $0.3 million increase in computing costs and lab and other consumables associated with new and on-going projects. These increases were partially offset by a $0.8 million increase in development costs of internal and external labor that were capitalized.
Selling and Marketing Costs
Selling and marketing costs were $11.2 million for the three months ended June 30, 2026 as compared to $10.0 million for the three months ended June 30, 2025. The increase was primarily driven by a $1.2 million increase in employee-related expenses including share-based compensation including $0.7 million in restructuring costs and $0.2 million in foreign exchange on salary expense and a $0.3 million increase freight costs. The increase in employee-related expenses is primarily driven by higher headcount to support our commercial expansion and the integration of our distribution team into our sales team as part of our customer-centric strategy. The increase in freight costs is driven by both increased volumes and higher shipping rates from an overall rise in global fuel prices. These increases were partially offset by a $0.2 million in decreased costs related to marketing programs and trade shows.

General and Administrative Costs
General and administrative costs were $15.2 million for three months ended June 30, 2026 as compared to $12.3 million for the three months ended June 30, 2025. This increase was primarily attributable to a $1.5 million increase in employee-related expenses, including $0.9 million in social charges on share-based compensation as a result of appreciation in the price of our ordinary shares, $0.2 million in restructuring costs and $0.2 million in foreign exchange on salary expense. Additional increases related to $1.1 million in net legal expenses related to the Guardant Health litigation.

Other operating income, net
Other operating expense, net was less than $0.1 million for both the three months ended June 30, 2026 and 2025.

Interest Income
The following table presents interest income:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Interest income	$231	$419	$(188)	(45)%

Interest income was $0.2 million for the three months ended June 30, 2026, compared to $0.4 million for the three months ended June 30, 2025. The decrease was primarily driven by a decrease in the interest earned on cash held in short term deposits and money market funds due to lower average cash balances than in the prior year.
Interest Expense
The following table presents interest expense:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Interest expense	$(1,620)	$(559)	$(1,061)	190%

Interest expense was $1.6 million for the three months ended June 30, 2026, compared to $0.6 million for the three months ended June 30, 2025. The increase of $1.1 million was primarily driven by the additional borrowings under the Perceptive Loan Agreement in connection with the drawdown of a second tranche of $35.0 million principal amount of term loans in June 2025.

Fair value Adjustments on Warrant Obligations

The following table presents fair value adjustments on warrant obligations:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Fair value adjustments on warrant obligations	$(317)	$58	$(375)	(647)%

Fair value adjustments on warrant obligations was a loss of $0.3 million for the three months ended June 30, 2026, compared to a gain of less than $0.1 million for the three months ended June 30, 2025. This decrease was due to increases in the fair value of the warrants as a result of an increase in the price of our underlying shares as well as increases in the amount of warrants outstanding as a result of an amendment to the debt agreement in January 2026.

Foreign Exchange Losses, net
The following table presents foreign exchange losses, net:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Foreign exchange losses, net	$(519)	$(3,078)	$2,559	(83)%

Foreign exchange losses, net were $0.5 million for the three months ended June 30, 2026, compared to foreign exchange losses, net of $3.1 million for the three months ended June 30, 2025. This decrease in foreign exchange losses was primarily driven by the revaluation of intercompany foreign currency receivable balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense:

	Three months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Income tax expense	$(78)	$(762)	$684	(90)%
Income tax expense was $0.1 million for the three months ended June 30, 2026 as compared to $0.8 million for the three months ended June 30, 2025. The decrease in tax expense was a result of a change in the mix in taxable income between tax paying legal entities and those with net operating loss carryforwards.

Results of Operations
Comparison of the Six Months Ended June 30, 2026 and 2025

The following table summarizes our results of operations:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Revenue	$44,998	$36,102	$8,896	25%
Cost of revenue	(15,188)	(11,624)	(3,564)	31%
Gross profit	29,810	24,478	5,332	22%
Research and development costs	(18,191)	(17,611)	(580)	3%
Selling and marketing costs	(19,999)	(17,568)	(2,431)	14%
General and administrative costs	(28,961)	(23,901)	(5,060)	21%
Other operating income, net	5	74	(69)	(93)%
Operating loss	(37,336)	(34,528)	(2,808)	8%
Interest income	520	869	(349)	(40)%
Interest expense	(3,287)	(1,218)	(2,069)	170%
Fair value adjustments on warrant obligations	(409)	20	(429)	(2145)%
Foreign exchange gains (losses), net	(835)	(3,677)	2,842	77%
Loss before income taxes	(41,347)	(38,534)	(2,813)	7%
Income tax expense	(331)	(1,265)	934	(74)%
Loss for the period	$(41,678)	$(39,799)	$(1,879)	5%

Revenue
The following table presents revenue by stream:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
SOPHiA DDM Platform	$43,553	$35,225	$8,328	24%
Workflow equipment and services	1,445	877	568	65%
Total revenue	$44,998	$36,102	$8,896	25%

Revenue was $45.0 million for the six months ended June 30, 2026, compared to $36.1 million for the six months ended June 30, 2025. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, as well as a foreign exchange benefit of $1.9 million related to favorable movements in exchange rates between key transactional currencies, particularly the Euro, and our presentation currency, the U.S. dollar as they impact our conversion of foreign currency revenue into US dollars. SOPHiA DDM Platform revenue was $43.6 million for the six months ended June 30, 2026 as compared to $35.2 million for the six months ended June 30, 2025. This increase was primarily attributable to an increase in analysis volume, particularly across our Oncology application portfolio driven by growth in our HemOnc and Hereditary Cancer applications as well as Biopharma growth. The increase in analysis volume was related to strong volume growth in EMEA and NORAM. Workflow equipment and services revenue was $1.4 million and $0.9 million for the six months ended June 30, 2026 and 2025. This increase was primarily attributable to an increase in workflow automation equipment installations.
Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Cost of revenue	$(15,188)	$(11,624)	$(3,564)	31%
Gross profit	$29,810	$24,478	$5,332	22%
Gross margin	66%	68%

Cost of revenue was $15.2 million for the six months ended June 30, 2026 as compared to $11.6 million for the six months ended June 30, 2025. The increase was primarily driven by a $0.9 million increase in maintenance, customer support and BioPharma costs as a result of revenue growth, a $0.8 million increase in amortization of capitalized development costs from software development projects that were put into service in the past years and a $1.0 million increase in material costs associated with higher volumes. Gross profit margin decreased to 66% for the six months ended June 30, 2026 as compared to 68% for the six months ended June 30, 2025. The decrease is largely the result of growth in our BioPharma customers and service revenue, both of which typically carry lower gross margins than our clinical genomics solutions.

Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net:

(Amounts in USD thousands, except %)	Six months ended June 30,		Change
	2026	2025	$	%
Research and development costs	$(18,191)	(17,611)	$(580)	3%
Selling and marketing costs	(19,999)	(17,568)	(2,431)	14%
General and administrative costs	(28,961)	(23,901)	(5,060)	21%
Other operating income, net	5	74	(69)	(93)%
Total operating expenses	$(67,146)	$(59,006)	$(8,140)	14%

Research and Development Costs
Research and development costs were $18.2 million for the six months ended June 30, 2026 as compared to $17.6 million for the six months ended June 30, 2025. The increase was primarily driven by a $2.1 million increase in employee-related expenses, including share-based compensation which is comprised of $0.8 million related to foreign exchange on salary expense, a $0.8 million increase in social charges on share-based compensation as a result of appreciation in the price of our ordinary shares and $0.3 million restructuring costs. Additionally computing and related infrastructure costs associated with new and on-going projects increased $0.7 million. These increases were partially offset by a $1.3 million increase in development costs of internal and external labor that were capitalized and by a $1.1 million decrease as resources were shifted to support BioPharma projects and maintenance activities.
Selling and Marketing Costs
Selling and marketing costs were $20.0 million for the six months ended June 30, 2026 as compared to $17.6 million for the six months ended June 30, 2025. The increase was primarily driven by a $2.6 million increase in employee-related expenses including share-based compensation and including $0.5 million in foreign exchange impact on salary expense and $0.7 million in restructuring costs. These increases are primarily driven by higher headcount to support our commercial expansion and the integration of our distribution team into our sales team as part of our customer-centric strategy.

General and Administrative Costs
General and administrative costs were $29.0 million for six months ended June 30, 2026 as compared to $23.9 million for the six months ended June 30, 2025. This increase was primarily attributable to a $2.5 million increase in employee-related expenses, including $1.5 million in share-based compensation and related social charges as a result of appreciation in the price of our ordinary shares, $0.6 million of foreign exchange impact on salary expense and a $0.2 million in restructuring costs. Additional increases related to $1.8 million in legal expenses related to the Guardant Health litigation, net of awards described below, and $0.5 million in costs related to our required adoption of Section 404(b) of the Sarbanes-Oxley Act. In connection with the Guardant Health litigation, as discussed in "Recent Developments—Guardant Health Litigation," we received an interim award of interim costs of €0.4 million in March and we received a further reimbursement of €0.2 million of interim costs in April 2026.

Other operating income, net

Other operating income, net was less than $0.1 million for both the six months ended June 30, 2026 and 2025.

Interest Income
The following table presents interest income:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Interest income	$520	$869	$(349)	(40)%

Interest income was $0.5 million for the six months ended June 30, 2026, compared to $0.9 million for the six months ended June 30, 2025. The decrease was primarily driven by a decrease in the interest earned on cash held in short term deposits and money market funds due to lower average cash balances than in the prior year.
Interest Expense
The following table presents interest expense:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Interest expense	$(3,287)	$(1,218)	$(2,069)	170%

Interest expense was $3.3 million for the six months ended June 30, 2026, compared to $1.2 million for the six months ended June 30, 2025. The increase of $2.1 million was primarily driven by the additional borrowings under the Perceptive Loan Agreement in connection with the drawdown of a second tranche of $35.0 million principal amount of term loans in June 2025.

Fair value Adjustments on Warrant Obligations

The following table presents fair value adjustments on warrant obligations:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Fair value adjustments on warrant obligations	$(409)	$20	$(429)	(2145)%

Fair value adjustments on warrant obligations was a loss of $0.4 million for the six months ended June 30, 2026, compared to a gain of less than $0.1 million for the six months ended June 30, 2025. This decrease was due to increases in the fair value of the warrants as a result of an increase in the price of our underlying shares in 2026 as well as increases in the amount of warrants outstanding as a result of an amendment to the debt agreement in January 2026.

Foreign Exchange Losses, net
The following table presents foreign exchange losses, net:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Foreign exchange losses, net	$(835)	$(3,677)	$2,842	(77)%

Foreign exchange losses, net were $0.8 million for the six months ended June 30, 2026, compared to foreign exchange losses, net of $3.7 million for the six months ended June 30, 2025. This decrease in foreign exchange losses was primarily driven by the revaluation of intercompany foreign currency receivable balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense:

	Six months ended June 30,		Change
(Amounts in USD thousands, except %)	2026	2025	$	%
Income tax expense	$(331)	$(1,265)	$934	(74)%
Income tax expense was $0.3 million for the six months ended June 30, 2026 as compared to $1.3 million for the six months ended June 30, 2025. The decrease in tax expense was a result of a change in the mix in taxable income between tax paying legal entities and those with net operating loss carryforwards.
Liquidity and Capital Resources
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $107.7 million and $70.3 million as of June 30, 2026 and December 31, 2025, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products, and services as well as working capital purposes. Our cash and cash equivalents are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less. With $107.7 million in cash on hand and $25 million available to borrow under our existing credit agreement, we believe we have adequate liquidity to run the business for the next twelve months.
On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) a second tranche of $35.0 million principal amount of term loans that was drawn down on June 25, 2025. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. We remain in full compliance with all covenants contained in the Perceptive Credit Agreement as of June 30, 2026.
In addition, on May 2, 2024 we issued to Perceptive Credit Holdings IV, LP a warrant certificate representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares that became available upon the drawdown of the second tranche of the term loans on June 25, 2025. The purchase rights represented by the warrant certificate are exercisable, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

On January 23, 2026, SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments, which may be immediately drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments, which may be drawn at such time as SOPHiA GENETICS SA’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. As of June 30, 2026 the Company had achieved revenue exceeding $85.0 million for the trailing twelve month period. The two additional tranches, if drawn, will have terms and conditions consistent with the existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares at $5.1829 per share, which right is exercisable immediately. The warrant certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon drawdown of the third tranche and (2) another 100,000 ordinary shares, which right will become exercisable upon drawdown of the fourth tranche.

In August 2025, we established a new at-the-market (ATM) offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50.0 million. For the six months ended June 30, 2026, we sold 3,098,155 ordinary shares for total net proceeds of $15.7 million under this program.

In June 2026, the Company completed a public offering of 12,104,900 ordinary shares, at a price of $4.75 per share, par value $0.06 (CHF 0.05), which includes 1,578,900 ordinary shares issued upon exercise in full by the underwriters of their green-shoe option to purchase additional shares. The aggregate net proceeds received from offering, net of underwriting discounts and commissions and offering expenses, was $53.1 million.
We have funded our operations primarily through debt and equity financings and through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our condensed consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.

Operating Capital Requirements
We expect to continue to incur net losses in future periods as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our applications, products, and services and servicing our indebtedness. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2025 and our subsequent filings with the SEC.

Cash Flows
The following table summarizes our cash flows for six months ended June 30, 2026 and 2025:

	Six months ended June 30,
(Amounts in USD thousands)	2026	2025
Net cash provided from/(used in):
Operating activities	$(22,812)	$(18,964)
Investing activities	(5,047)	(2,591)
Financing activities	67,032	32,549
Net increase in cash and cash equivalents	$39,173	$10,994
Effect of exchange differences on cash and cash equivalents	$(1,797)	$3,602

Net cash used in operating activities was $22.8 million for the six months ended June 30, 2026 primarily resulting from our loss before taxes of $41.3 million, excluding $17.7 million in non-cash charges, partially offset by $1.3 million provided by changes in our working capital. Net cash provided by changes in our working capital for the six months ended June 30, 2026 consisted primarily of decreases in accounts receivable, largely due to the timing of billing and customer receipts, and prepaid and other assets.

During the six months ended June 30, 2025 operating activities used $19.0 million primarily resulting from our loss before taxes of $38.5 million, excluding $17.4 million of non-cash charges, partially offset by $2.8 million provided by changes in our working capital. Net cash provided by changes in our working capital consisted primarily of a $2.8 million increase in accounts payables, accrued expenses, deferred contract revenue and other liabilities largely due to deferred contract revenue as a result of strong sales activity in the period.

Investing Activities
Net cash used in investing activities was $5.0 million for the six months ended June 30, 2026 primarily as a result of $4.5 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products as well as $1.0 million related to purchases of property and equipment which was driven by an expansion project at our facility in Rolle, Switzerland to add capacity to handle our growth.
Net cash used in investing activities was $2.6 million for the six months ended June 30, 2025 primarily as a result of $3.3 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products, partially offset by $0.9 million in interest received on our cash deposits.
Financing Activities
Net cash provided from financing activities was $67.0 million for the six months ended June 30, 2026, primarily as a result of $53.0 million in net proceeds from the public offering of our ordinary shares and $15.7 million in proceeds from the sale of ordinary shares through our ATM facility.
Net cash provided by financing activities was $32.5 million for the six months ended June 30, 2025 primarily driven by a $34.6 million in net proceeds from borrowings under our Perceptive Credit Agreement.

Non-IFRS Measures

To supplement our financial statements prepared in accordance with IFRS, we provide investors with certain non-IFRS financial measures, including adjusted EBITDA and constant currency revenue. The presentation of the non-IFRS financial measures have limitations and you should not consider them in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We believe that these non-IFRS financial measures provide useful information about our performance, enhance overall understanding of past performance and future prospects and allow for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA

We define adjusted EBITDA as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, social charges on share-based compensation, non-cash pension expense, certain transaction costs, litigation expenses and restructuring costs.

Adjusted EBITDA is a key business metric we use to evaluate our overall financial performance and to facilitate consistent comparisons across reporting periods. Adjusted EBITDA reflects our earnings excluding items that we believe are not related to our core operating performance, or are non-cash income and expense. We believe this metric provides a meaningful representation of our operating profitability as it excludes items that may fluctuate significantly between periods and are not reflective of our ongoing business operations. We believe that this non-IFRS financial measure provides useful information about our performance, enhances overall understanding of past performance and future prospects and allows for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Adjusted EBITDA excludes the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and this non-IFRS measure does not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•Adjusted EBITDA excludes the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•Adjusted EBITDA excludes the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•Adjusted EBITDA excludes the impact of foreign exchange gains (losses), net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring benefit or expense incurred as the company participates in transactions outside of the company’s functional currency;
•Adjusted EBITDA excludes the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•Adjusted EBITDA excludes the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•Adjusted EBITDA excludes the impact of social charges related to share-based compensation. These social charges have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business;
•Adjusted EBITDA excludes the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•Adjusted EBITDA excludes the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•Adjusted EBITDA excludes the impact of litigation expenses, net of recoveries, related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods.

•Adjusted EBITDA excludes the costs associated with restructuring, which consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.

Additionally other companies, including companies in our industry, may calculate these non-IFRS measures differently, which could reduce their usefulness as comparative measures.

The following table reconciles IFRS net loss to adjusted EBITDA for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
IFRS loss for the period	$(22,356)	$(22,414)	$(41,678)	$(39,799)
Exclude the impact of:
Depreciation	$1,080	$942	$2,159	$1,927
Amortization	1,827	1,428	3,499	2,740
Interest income	(231)	(419)	(520)	(869)
Interest expense	1,620	559	3,287	1,218
Income tax expense	78	762	331	1,265
Fair value adjustments on warrant obligations	317	(58)	409	(20)
Foreign exchange losses, net	519	3,078	835	3,677
Share-based compensation expense(1)	4,492	4,356	7,805	8,191
Social charges related to share-based compensation(5)	1,240	(360)	2,308	(5)
Non-cash pension expense(2)	72	89	163	175
Transaction costs(3)	123	—	291	—
Litigation expenses(4)	1,130	—	1,819	—
Restructuring costs(6)	1,255	—	1,255	—
Adjusted EBITDA	$(8,834)	$(12,037)	$(18,037)	$(21,500)
(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(4)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health, net of judgments for recovery of costs.
(5)Social charges related to share-based compensation consist of payroll taxes and other social charges on share-based compensation awards. Under IFRS These expenses or benefits will fluctuate with the underlying price of our stock, with generally higher expenses when our stock price rises, and lower expenses, and even a benefit when our stock price falls. These expenses have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business.
(6)Restructuring costs consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction. Additionally, it includes legal fees incurred as part of the restructuring process.

Constant Currency Revenue

We define constant currency revenue as revenues received in local (non-U.S. dollar) currencies translated into U.S. dollars using the same average foreign currency exchange rates that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.

Constant currency revenue is a key business metric we use to assess our underlying revenue performance, excluding the impact of foreign currency exchange rate fluctuations. Since we operate in multiple international markets, our reported revenue is affected by changes in foreign currency exchange rates, which can obscure underlying trends in our business performance. We believe this metric provides our management with an additional measure of our revenue and growth by removing the effects of currency movements. We believe this allows management and investors to better understand or performance and make more meaningful comparisons across reporting periods.

Constant currency revenue has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Constant currency revenue excludes the impact of foreign exchange rate fluctuations. While this allows better comparability between periods, this does not reflect actual changes in revenues and should not be considered in isolation.
•Constant currency revenue uses a monthly average exchange rate which does not reflect actual economic impact. This application may overstate or understate the true impact of foreign currency on revenue.

Additionally other companies, including companies in our industry, may calculate this non-IFRS measures differently, which reduces its usefulness as a comparative measure.
The following table reconciles IFRS revenue to constant currency revenue for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
IFRS revenue	$23,310	$18,323	$44,998	$36,102
Current period constant currency impact	(454)	—	(1,936)	—
Constant currency revenue	$22,856	$18,323	$43,062	$36,102
Contractual Obligations and Other Commitments
As of June 30, 2026, there have been no other material changes to our contractual obligations and commitments from those described in the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2025.

Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Off-Balance Sheet Arrangements
We have a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, we have a total minimum commitment of approximately CHF64.1 million ($79.3 million) from the period beginning November 1, 2022 through October 31, 2029. As of June 30, 2026 and December 31, 2025, our remaining commitments are CHF40.6 million ($50.2 million) and CHF44.4 million ($58.2 million), respectively.

Other than the above agreement, we did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $107.7 million as of June 30, 2026, which are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
As of June 30, 2026, we currently have $50.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given our outstanding debt under this agreement, we are subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition, or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and a portion of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.
We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Item 11. Quantitative and Qualitative Disclosures About Market Risk” section of our Annual Report on Form 20-F for the year ended December 31, 2025.
Credit Risk
We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract.

Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. The largest customer balance represented 16% of accounts receivable as of June 30, 2026, which is attributable to one of our largest distributors. This distributor has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition, or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our applications, products, and services caused by inflation by increasing the prices of our applications, products, and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition, or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, or there may be a lag in our ability to increase contracted prices to our customers. Our inability or failure to do so could harm our business, financial condition, or results of operations.
Material Accounting Policies and Critical Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation and defined benefit pension liabilities. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
Our material accounting policies and critical estimates that involve a higher degree of judgment and complexity are described in the “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” section of our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes to our material accounting policies and critical estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.
Recent Accounting Pronouncements
There are no new IFRS standards, amendments, or interpretations that are mandatory as of January 1, 2026 that are relevant to the Company. In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the consolidated statement of loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities as well as income taxes and discontinued operations with prescribed subtotals for each category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the consolidated statement of loss. See Note 2 to the audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025 and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.

Emerging Growth Company Status
We are currently an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). We cannot predict if investors will find our ordinary shares less attractive because we are an emerging growth company and rely on exemptions available to emerging growth companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

We will lose our emerging growth company status by December 31, 2026. When we lose emerging growth company status, we will be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which will require our independent registered public accounting firm to attest to and report on the effectiveness of our internal controls over financial reporting. This auditor attestation requirement will significantly increase our annual audit costs, and will require us to dedicate substantial additional internal and external resources, including finance, accounting, IT, internal audit personnel and external consultants, to support the auditor's work, document our controls more extensively and implement any enhancements to our control environment that may be necessary to support a favorable attestation opinion. An adverse opinion on the effectiveness of our internal controls over financial reporting could result in loss of investor confidence, stock price declines, increased scrutiny from regulators, heightened risk of securities litigation alleging inadequate financial controls or unreliable financial reporting, and difficulty accessing capital markets on favorable terms.